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among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, a downturn in the real estate market, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward- looking statements in this release.

                                                                      [TKC LOGO]

      MEMORANDUM

 DATE:   April 26,2005                          JOB NO.:
 TO:     TKC Restricted Stock Holder            PROJECT:      TKC/Stantec Merger
 FROM:   Eric Nielsen
 RE:     Restricted Stock Treatment

TREATMENT OF TKC RESTRICTED STOCK

We have summarized below the treatment of outstanding restricted stock under The Keith Companies' (TKC) merger agreement with Stantec. The following summary assumes our merger is actually consummated, which is not expected to occur until the third quarter 2005. Be advised that the merger is subject to various conditions, including approval by TKC's shareholders, and if the merger is not completed, all restricted stock will continue in effect in accordance with their terms without modification.

This summary does not address the tax treatment resulting from restricted stock transactions. You are directed to the TKC's filing on Form S-8 with the Securities and Exchange Commission for a general discussion with respect to tax matters. However, we strongly urge you to consult your own tax advisor.

If you hold restricted stock that has vested and is no longer subject to a risk of forfeiture, your shares will be exchanged in the merger on the same terms as all other outstanding shares of our common stock.

If you hold restricted stock that is not vested at the effective time of the merger, Stantec common shares will be substituted for the shares of unvested restricted common stock of TKC held by you. The substituted shares will continue to be subject to the vesting provisions and risk of forfeiture provisions in your restricted stock agreement. Each of your shares of TKC unvested restricted common stock will be substituted with that number of shares of common stock of Stantec that the holder would have received in the merger if such holder had elected to receive all Stantec.

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